Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

DIGITAL CINEMA DESTINATIONS CORP.

1.

The name of the corporation (which is hereinafter referred to as the “Corporation”) is Digital Cinema Destinations Corp.

2.

The address of the Corporation’s registered agent in the State of Delaware is Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

3.

The purpose for which the Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (“DGCL”), and the Corporation shall have all powers necessary to engage in such acts or activities, including, but not limited to, the powers enumerated in the DGCL or any amendment thereto.

4.

The Corporation shall have authority to issue 400,000 shares of common stock, $0.01 par value (“Common Stock”).

5.

The Board of Directors of the Corporation (the “Board”) shall consist of that number of members as may be determined from time to time by resolution of the Board.

6.

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is expressly authorized to make, alter and repeal the bylaws of the Corporation, subject to the power of the stockholders of the Corporation to alter or repeal any bylaw whether adopted by them or otherwise.

7.

No director shall have any personal liability to the Corporation or to its stockholders for monetary damages for breach of fiduciary duty as a director, by reason of any act or omission occurring subsequent to the date when this provision becomes effective, except that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for liabilities of a director imposed by Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this provision shall not adversely affect any right or protection of a director of the Corporation with respect to any act or omission occurring prior to the repeal or modification of this provision.

8.

The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this article.